UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CGG

(Exact name of registrant as specified in its charter)

Republic of France	001-14622
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris, France

(Address of principal executive offices)

Stephane-Paul Frydman

Chief Financial Officer

+33 (0) 16467 4500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

FORM SD

Section 1- Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

CGG, after conducting a reasonable country of origin enquiry for Conflict Minerals based on the standardized Conflict Minerals Report Template (“CRMT”) released by the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”), was unable to determine whether any of the products manufactured or contracted to be manufactured by CGG or the CGG Group that contain gold, tantalum, tungsten and tin necessary to such products’ functionality or production originated from the Democratic Republic of the Congo and adjoining countries.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, CGG has filed this Specialized Disclosure report on Form SD for the reporting period January 1 to December 31, 2016 and has filed its Conflict Minerals Reports as Exhibit 1.01 to this Form SD.

The Conflict Minerals Report is publicly available at the corporate website: www.cgg.com.

Item 1.02 Exhibit

CGG has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Section 2. Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CGG
(Registrant)

/s/ STEPHANE-PAUL FRYDMAN

By Stephane-Paul Frydman, Chief Financial Officer

Date: May 31, 2017